Exhibit 99.9

CONSENT OF INDEPENDENT PETROLEUM ENGINEER

We hereby consent to the use of and reference to our name and report evaluating the petroleum and natural gas reserves attributable to Crescent Point Energy Corp’s (the “Company”) and its affiliates, including estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2022, estimated using forecast prices and costs, and the information derived from our reports entitled “Crescent Point Energy Corp, Evaluation of Petroleum Reserves, Based on Forecast Prices and Costs, As at December 31, 2022, dated February 7, 2023”, and our report “Crescent Point Energy Corp, Evaluation of Petroleum Reserves, Based on Constant Prices and Costs, As at December 31, 2022, dated February 7, 2023” as described or incorporated by reference in the Company’s annual report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended, as applicable.

We also confirm that we have read the Company’s Annual Information Form for the year ended December 31, 2022 dated March 1, 2023, and that we have no reason to believe that there are any misrepresentations in the information contained therein that was derived from the Report or that is within our knowledge as a result of the services we performed in connection with such Report.

McDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ Michael J. Verney
Michael J. Verney, P.Eng.
Executive Vice President

Calgary, Alberta
March 1, 2023